Exhibit 99.1

June 30, 2016

Catalyst Paper Corporation's Principal Securityholders and KGI Enter into a Support Agreement for a Potential Acquisition of Catalyst Paper

Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) ("Catalyst" or the "Company") today announced that it has been advised that the four largest shareholders of the Company holding or controlling approximately 79% of the Company's outstanding common shares, that include Mudrick Capital Management, L.P., Cyrus Capital Partners, LP, Oaktree Capital Management, LP and Stonehill Capital Management LLC (collectively, the "Principal Securityholders") have entered into a support agreement with Kejriwal Group International ("KGI"). The Principal Securityholders have filed Schedule 13D with the United States Securities and Exchange Commission setting out the details of the support agreement.
The support agreement has been entered into between KGI and the Principal Securityholders following previously disclosed discussions. The Company is not a party to the support agreement, nor has it been a party to the discussions that led to it.
The Principal Securityholders have committed to support and vote in favour of a transaction to be implemented by way of a plan of arrangement under the Canada Business Corporations Act, the terms of which would include:
(a)	common shares held by minority shareholders would be acquired for C$6.00 per share, subject to a maximum aggregate payment of C$18 million;
(b)	common shares held by the Principal Securityholders would be exchanged for interests in a new junior convertible term loan;
(c)	existing PIK toggle senior secured notes due 2017 would be exchanged for interests in a new 5-year US$260.5 million term loan;
(d)	existing credit facilities, including the Company's ABL Facility, would have their maturities extended, or be refinanced; and
(e)	trade and other obligations remaining unaffected.
The support agreement among KGI and the Principal Securityholders includes material conditions and other provisions including satisfactory due diligence by KGI to occur over a period of up to 75 days, the refinancing or maturity extensions of the existing credit facilities of Catalyst, securityholder, regulatory and court approvals, and funding at closing.  The support agreement contemplates an outside date to complete the transaction of November 30, 2016, subject to extension.

The Board of Directors has not yet entered into any discussions regarding the potential transaction with KGI or agreed to the contemplated process and timeline set forth in the support agreement. The Board of Directors is encouraged by KGI's proposal and will be pleased to review and evaluate the proposed transaction and the process contemplated by the support agreement with the assistance of legal and financial advisors.
There can be no assurance that any agreement to implement the transaction will be entered into between KGI and Catalyst, and on what terms, that any of the material conditions to the transaction will be satisfied, or that this or any other transaction will be approved or consummated.
The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law. Interested stakeholders may access the Principal Stakeholders' filings, including the support agreement, from time to time with the U.S. Securities and Exchange Commission by visiting EDGAR on the SEC website at www.sec.gov/edgar.shtml.

About Catalyst Paper
Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for 10 consecutive years as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements
Certain statements in this news release, including, without limitation, the statements describing a proposed transaction involving the securities of Catalyst and the terms thereof, the impact of the transaction on the obligations of Catalyst, the timeline for the transaction and the capital that could be provided to the Company pursuant to the transaction, are forward-looking statements within the meaning of Canadian and United States securities laws.
These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including (i) that the terms relating to the potential transaction set out in the support agreement are subject to the execution of definitive agreements among KGI and Catalyst, the completion of due diligence by KGI satisfactory to it, completion of funding by KGI, the agreements and consents of third party lenders and other stakeholders, regulatory approvals and other material conditions, (ii) the results of negotiations among KGI and Catalyst relating to a potential transaction and the actual terms thereof, (iii) the failure to complete a definitive transaction or to satisfy any regulatory requirement, closing condition or consent that may be required in connection with any potential transaction, and (iv) other factors beyond the control of Catalyst. Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed. These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Gerrie Kotze
Corporate Controller
 (604) 247-4425
Eduarda Hodgins
Director, OD & Communications
 (604) 247-4369